

July 16, 2015

<u>Via E-mail</u>
Thomas N. Murphy
Chief Financial Officer
KKR Financial Holdings LLC
555 California Street, 50th Floor
San Francisco, CA

  Re: **KKR Financial Holdings LLC**
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed March 31, 2015
    File No. 001-33437

Dear Mr. Murphy:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Michael Volley

            Michael Volley
            Staff Accountant